Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
First Quarter 2014 Earnings Report
All financial information is in U.S. dollars unless otherwise indicated. Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and MD&A for the year ended December 31, 2013.
First Quarter 2014 Results
For the first quarter of 2014, we generated profit of $245 million compared to profit of $185 million for the first quarter of 2013. The quarter-over-quarter increase was primarily due to increased operating profit in the Polyethylene segment, offset somewhat by decreases in operating profit in the Joffre Olefins and Corunna Olefins segments.
The Olefins/Polyolefins business unit generated $377 million of operating profit in the first quarter of 2014, compared to operating profit of $336 million in the first quarter of 2013. The increase for the first quarter of 2014 was primarily due to higher margins in the Polyethylene segment, offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment generated operating profit of $3 million in the first quarter of 2014 compared to break even in the first quarter of 2013. The quarter-over-quarter increase was primarily due to higher polymer sales prices and lower feedstock costs, offset by lower product sales volumes.
Highlights
In January 2014, we began to utilize ethane extracted from off-gas produced at oil sands upgrading facilities in Alberta at our Joffre complex. As of April 2014, ethane supply from the Williston Basin in North Dakota is in the commissioning stage and is expected to arrive at our Joffre site later in the second quarter of 2014. With these two new sources of supply, together with our current ethane supply portfolio, we expect to be able to run our Joffre derivative plants at nameplate capacity.
In the first quarter of 2014, Marcellus Shale basin based ethane became a regular feedstock at our Corunna, Ontario cracker. We are currently running more than half of the target ethane volume and expect to reach full volume, allowing us to complete our transition to run at up to 100% natural gas liquids, later in the summer.
In April 2014, NOVA Chemicals and Veresen Inc. entered into an agreement to explore the joint development and ownership of a greenfield salt cavern storage facility near Burstall, Saskatchewan. The facility would initially be designed for ethane storage in support of our Joffre operations and would be connected via pipeline to the existing Alberta Ethane Gathering System (owned by Veresen Inc.) which currently supplies the majority of feedstock to the Joffre complex.
Basis of Presentation
Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

NOVA Chemicals Financial Highlights
	Three Months Ended
(millions of U.S. dollars)	March 31 2014	March 31 2013
Revenue	$1,379	$1,251

Operating profit (1)
Olefins/Polyolefins (2)	$377	$336
Performance Styrenics	3	—
Operating profit from the businesses (3)	380	336
Corporate costs	(36)	(46)
Operating profit	$344	$290

Profit for the period	$245	$185

Cash provided by operating activities	$109	$46

(1)	Profit before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(2)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(3)	See Supplemental Measures.

Review of Business Results
OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
	Three Months Ended
(millions of U.S. dollars, except as noted)	March 31 2014	March 31 2013
Revenue	$1,323	$1,186
Operating profit (loss) (1)
Joffre Olefins	$144	$183
Corunna Olefins	83	116
Polyethylene	151	61
Eliminations	(1)	(24)
Total operating profit	$377	$336
Depreciation and amortization	$75	$73
Capital spending	$77	$76
Polyethylene sales volume (millions of pounds) (2)	855	877

(1)	See Supplemental Measures.

(2)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average
(U.S. dollars per pound, except as noted)	March 31 2014	March 31 2013
Principal Products:
Ethylene (2)	$0.49	$0.48
Polyethylene — linear low density butene liner (3)	$0.79	$0.70
Polyethylene — weighted-average benchmark (3)	$0.84	$0.73
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$5.18	$3.17
NYMEX natural gas (dollars per mmBTU) (4)	$4.90	$3.35
Columbia Gas Appalachia (dollars per mmBTU)(5)	$5.14	$3.53
Propane (dollars per gallon)(2)	$1.30	$0.86
Butane (dollars per gallon)(2)	$1.39	$1.58
WTI crude oil (dollars per barrel) (5)	$98.68	$94.37

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical.

(3)	Source: Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt’s.
Review of Operations
Operating profit was $377 million for the first quarter of 2014 compared to operating profit of $336 million for the first quarter of 2013. The 12% increase was primarily due to higher margins in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
Capital spending in the first quarter of 2014 was nearly even to the first quarter of 2013, as spending continued on the NOVA 2020 growth projects.
Joffre Olefins
First Quarter 2014 Versus First Quarter 2013
Joffre Olefins reported operating profit of $144 million for the first quarter of 2014, down from $183 million for the first quarter of 2013. The decline was primarily due to higher feedstock and operating costs, which were partially offset by higher ethylene selling prices. Feedstock costs were higher as average AECO natural gas prices increased 63% for the first quarter of 2014 compared to the first quarter of 2013. Operating costs were higher primarily due to the impact of higher natural gas prices on utilities.

Corunna Olefins
First Quarter 2014 Versus First Quarter 2013
Corunna Olefins reported operating profit of $83 million for the first quarter of 2014, a decrease from operating profit of $116 million for the first quarter of 2013. The decline was primarily due to an increase in feedstock costs. The introduction of Marcellus shale basin ethane reduced feedstock costs, but was offset by an increase in propane prices in the first quarter of 2014 compared to the first quarter of 2013. Industry average propane prices increased by 51% quarter over quarter, primarily due to higher demand and supply shortages in the first quarter of 2014 compared to depressed pricing in the first quarter of 2013.
In the first quarter of 2014, the industry average butadiene price declined by more than 20% compared to the first quarter of 2013, and the industry average chemical grade propylene price declined by approximately 2%. The impact of declines in co-product prices was mostly offset by an increase in the price for ethylene, resulting in a minimal impact to operating profit.
As we complete the transition to utilizing up to 100% natural gas liquids at our Corunna cracker, which we expect to occur this summer, the Corunna Olefins segment's revenue should begin to decrease as a result of the decreased production and the resulting reduction in sale of co-products. However, we expect the segment's profitability and variability to improve.
Polyethylene
First Quarter 2014 Versus First Quarter 2013
The Polyethylene segment reported operating profit of $151 million for the first quarter of 2014, compared to operating profit of $61 million for the first quarter of 2013. The improvement was primarily due to higher sales prices, offset slightly by lower sales volumes. The average North American industry linear-low density polyethylene butene liner price was $0.79 per pound in the first quarter of 2014, compared to $0.70 per pound average for the first quarter of 2013.
Polyethylene sales volumes decreased by 3% in the first quarter of 2014, compared to the first quarter of 2013.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. The remaining balance of $40 million was accrued in March 2014.

PERFORMANCE STYRENICS

Financial Highlights
	Three Months Ended
(millions of U.S. dollars, except as noted)	March 31 2014	March 31 2013
Revenue	$69	$77
Operating profit (1)	$3	$—
Capital spending	$—	$1
Sales volume (millions of pounds) (2)	59	61

(1)	See Supplemental Measures.

(2)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average
(U.S. dollars per pound)	March 31 2014	March 31 2013
Styrene Monomer(2)	$0.87	$0.86
Expandable Polystyrene(2)	$1.16	$1.14
Benzene (dollars per gallon)(2)	$4.96	$4.88

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical Contract Market.
Review of Operations
First Quarter 2014 Versus First Quarter 2013
The Performance Styrenics segment reported operating profit of $3 million in the first quarter of 2014, compared to break even in the first quarter of 2013. The increase was primarily due to higher polymer sales prices and lower feedstock costs, offset by lower product sales volumes.
The industry average selling price of expandable polystyrene increased by 2% for the first quarter of 2014 compared to the first quarter of 2013.

CORPORATE

	Three Months Ended
(millions of U.S. dollars)	March 31 2014	March 31 2013
Corporate operating costs	$(35)	$(40)
Mark-to-market feedstock derivatives (1)	—	(2)
Foreign exchange	—	(1)
Depreciation and amortization	(1)	(3)
Operating loss (2)	$(36)	$(46)

(1)
We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges. The gain or loss resulting from changes in the market value of these derivatives is recorded as profit or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(2)	See Supplemental Measures.
Corporate Operating Costs
Corporate operating costs decreased during the first quarter of 2014 as compared to the first quarter of 2013 primarily due to a decrease in compensation related costs.
Mark-to-Market Feedstock Derivatives
During the first quarter of 2014, the mark-to-market value of our open feedstock derivative positions was nil. From time-to-time, we lock-in ethane spreads on small volumes of ethane/propane mix and the pricing on a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts. Our portfolio also may include trades to re-price feedstock inventory (excluding ethane), and lock-in at a fixed price or spread, small volumes of our natural gas requirements. During the first quarter of 2013, we recorded an unrealized loss of $2 million on the mark-to-market value of our open feedstock positions.

Changes in Profit
(millions of U.S. dollars)	Q1 2014 Compared to Q1 2013
Higher operating margin(1)	$47
Higher research and development	(1)
Lower general and administrative	8
Lower finance costs, net	31
Lower other losses, net	3
Higher income tax expense	(28)
Increase in profit	$60
(1)     Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Profit increased during the first quarter of 2014 compared to the first quarter of 2013, primarily due to increased operating profit in the Polyethylene segment, offset somewhat by decreases in operating profit in the Joffre Olefins and Corunna Olefins segments.
Finance costs, net, were lower during the first quarter of 2014 compared to the first quarter of 2013, primarily due to the write-off of an unamortized discount of $22 million related to our $100 million 7.875% debentures due 2025, which we called early and repaid in March 2013.
Income tax expense was higher during the first quarter of 2014 compared to the first quarter of 2013, primarily due to an increase in profit before income taxes.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	March 31 2014	December 31 2013
Long-term debt due within one year	$2	$2
Long-term debt	859	860
Less: cash and cash equivalents	(895)	(873)
Total debt, net of cash and cash equivalents	$(34)	$(11)
Total equity	$3,498	$3,521
Quarterly decrease in total debt, net of cash (1)	$(23)	$(146)

(1)	Benchmarked against the previous applicable quarter.
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. Our total liquidity at March 31, 2014, was $1,403 million, compared to $1,379 million at December 31, 2013.
We have two revolving credit facilities totaling $525 million as of March 31, 2014 and December 31, 2013. As of March 31, 2014 and December 31, 2013, we had utilized $17 million and $19 million, respectively, of our revolving credit facilities.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At March 31, 2014 and December 31, 2013, there were no outstanding balances under the programs. At March 31, 2014 and December 31, 2013, the maximum funding availability of the programs was $225 million. In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at March 31, 2014.
As of March 31, 2014 and December 31, 2013, we had $79 million outstanding on our standby letter of credit facility.
Inflows and Outflows of Cash
During the first quarter of 2014, we generated $109 million in cash from operating activities. Funds from operations were $393 million. Working capital increased by $161 million primarily due to an increase in accounts receivable and inventory. The increase in accounts receivable was primarily due to higher selling prices, offset somewhat by lower ethylene and polyethylene sales volumes. The increase in inventory resulted primarily from building inventory for a turnaround in the second quarter of 2014 and increased raw material prices and volumes. Capital expenditures and turnaround costs totaled $79 million for the first quarter of 2014. The net increase in cash and cash equivalents for the first quarter of 2014 was $22 million.
In March 2014, our Board of Directors approved, and we accrued, a $250 million distribution to our shareholder, which was paid in April 2014. The distribution occurred by a reduction of the stated capital account maintained for our common shares.
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. During the first quarter of 2014, we received $9 million and expect to receive the remaining balance of $31 million during the second quarter of 2014.
Feedstock Derivative Positions
We maintain a derivatives program to manage risk associated with our feedstock purchases. We recorded no net after-tax gain or loss on realized positions in the first quarter of 2014 compared to an after-tax gain of $2 million on realized positions in the first quarter of 2013.
Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See Mark-to-Market Feedstock Derivatives in "Corporate" above for more details.

Supplemental Measures
We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We believe that certain non-IFRS financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-IFRS financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•	Operating Profit —profit before finance costs, net, income taxes and other gains and losses. This measure assists readers in analyzing our profit from operations.

	Three Months Ended
(millions of U.S. dollars)	March 31 2014	March 31 2013
Reconciliation of operating profit to profit for the period
Operating profit	$344	$290
Finance costs, net	(13)	(44)
Other losses, net	(2)	(5)
Income tax expense	(84)	(56)
Profit for the period	$245	$185

•
Operating Profit from the Businesses—represents operating profit from the Olefins/Polyolefins business unit and the Performance Styrenics segment. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•
Senior Debt-to-Cash Flow—equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Consolidated Cash Flow—equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling 12 months. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Debt-to-Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Consolidated Shareholder’s Equity—equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

NOVA Chemicals Corporation
Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended March 31, 2014 and 2013
The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended March 31, 2014 and 2013, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are the responsibility of the Company's management.
Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.
Dated May 1, 2014

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements
		Three Months Ended
(unaudited, millions of U.S. dollars)	Notes	March 31 2014	March 31 2013
Revenue		$1,379	$1,251

Feedstock and operating costs		974	893
Research and development		12	11
Sales and marketing		7	7
General and administrative		42	50
		1,035	961
Operating profit		344	290

Finance costs, net	5	(13)	(44)
Other losses, net		(2)	(5)
		(15)	(49)
Profit before income taxes		329	241
Income tax expense	6	(84)	(56)
Profit for the period		$245	$185

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
		Three Months Ended
(unaudited, millions of U.S. dollars)	Notes	March 31 2014	March 31 2013
Profit for the period		$245	$185

Items that may be reclassified subsequently to profit or loss:
Net gain on available-for-sale investments		—	1
		—	1
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain arising from employee benefit plan liabilities	3	(24)	62
Income tax benefit (expense)	6	6	(14)
		(18)	48
Other comprehensive (loss) income for the period, net of tax		(18)	49
Total comprehensive income for the period, net of tax		$227	$234

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position
(unaudited, millions of U.S. dollars)	Notes	March 31 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents		$895	$873
Trade and other receivables		582	539
Inventories		621	527
Income taxes receivable		34	18
Other current assets		49	40
		2,181	1,997
Intangible assets		365	372
Other non-current assets		53	54
Deferred tax asset		84	84
Property, plant and equipment	7	3,709	3,698
		$6,392	$6,205
Liabilities and Equity
Current liabilities
Trade and other payables		$532	$541
Other current liabilities		369	132
Income taxes payable		29	35
Provisions	9	31	31
Long-term debt due within one year	8	2	2
		963	741
Long-term debt	8	859	860
Other non-current liabilities		35	48
Employee benefit plan liability	3	190	184
Provisions	9	107	110
Deferred tax liability		740	741
		2,894	2,684
Equity
Issued capital		386	636
Other components of equity		1	1
Retained earnings		3,111	2,884
		3,498	3,521
		$6,392	$6,205

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity
(unaudited, millions of U.S. dollars)	Notes	Issued capital	Available-for-sale reserve	Retained earnings	Total equity
At December 31, 2012		$786	$—	$2,073	$2,859
Profit for the period		—	—	185	185
Other comprehensive income		—	1	48	49
Total comprehensive income		—	1	233	234
Distribution		(150)	—	—	(150)
At March 31, 2013		$636	$1	$2,306	$2,943

At December 31, 2013		$636	$1	$2,884	$3,521
Profit for the period		—	—	245	245
Other comprehensive loss		—	—	(18)	(18)
Total comprehensive income		—	—	227	227
Distribution	11	(250)	—	—	(250)
At March 31, 2014		$386	$1	$3,111	$3,498

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows
	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Operating activities
Profit before tax	$329	$241
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	76	76
Unrealized loss on derivatives	—	2
Unrealized foreign exchange (gain) loss	(4)	2
Movements in provisions and pensions	(21)	(19)
Finance costs	13	44
	393	346
Working capital adjustments:
Trade and other receivables	(43)	(61)
Inventories	(94)	(70)
Other current assets	(3)	(10)
Trade and other payables	(7)	(60)
Other current liabilities	(14)	(32)
	(161)	(233)
Changes in other non-current assets and liabilities	(21)	(5)
	(182)	(238)
Income tax payments, net of refunds	(102)	(62)
Cash provided by operating activities	109	46
Investing activities
Purchase of property, plant and equipment	(71)	(74)
Capitalized interest	(6)	(3)
Turnaround costs	(2)	(5)
Purchase of available-for-sale investments	(5)	(18)
Proceeds from sale of available-for-sale investments	5	4
Repayment of receivable from sale of business	4	1
Proceeds from disposal of property, plant and equipment	—	2
Cash used in investing activities	(75)	(93)
Financing activities
Long-term debt repayments	(1)	(101)
Interest paid	(11)	(6)
Cash used in financing activities	(12)	(107)
Increase (decrease) in cash and cash equivalents	22	(154)
Cash and cash equivalents, beginning of period	873	653
Cash and cash equivalents, end of period	$895	$499

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(unaudited, millions of U.S. dollars, unless otherwise noted)
1.    Corporate information
These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three months ended March 31, 2014 and 2013 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on April 28, 2014. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
2.    Basis of preparation and accounting policies
Basis of preparation
Our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.
The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2013, except for the changes discussed below.
Changes in accounting policies and disclosures
New and amended standards and interpretations
Our accounting policies adopted are consistent with those of the prior period, except for the following new and amended standards effective as of January 1, 2014:
IAS 32, Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32, Financial Instruments Presentation
The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 were adopted January 1, 2014 and require retrospective application. The disclosures required by the amendments will be included in our consolidated financial statements when applicable. The amendments did not impact our financial position or performance.
IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36
The amendments to IAS 36, Impairment of Assets, require disclosures about the recoverable amount of impaired assets. The amendments clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments were adopted January 1, 2014. The disclosures required by the amendments will be included in our consolidated financial statements when applicable. The amendments did not impact our financial position or performance.
IFRIC Interpretation 21: Levies
IFRIC 21, Levies, is an interpretation of IAS 37, which sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have an impact on our consolidated financial statements.
3.    Significant accounting judgments, estimates and assumptions
The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2014, including the key sources of estimation uncertainty, were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2013.
Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
Given the decrease in interest rates during the first three months of 2014, management decreased the discount rates used in determining our pension and post-retirement obligations and applied actual pension asset values as of March 31, 2014. These changes increased our employee benefit plan liability by $28 million in 2014, and decreased other comprehensive income and equity by $21 million for the three months ended March 31, 2014.
Property, plant and equipment ("PP&E")
Judgmental aspects of accounting for PP&E involves selection of an appropriate method of depreciation, estimates of the life of assets and determining whether an impairment of our assets exists and measuring such impairment. We review the estimated useful lives and the depreciation method of PP&E at each financial year end and make adjustments prospectively when appropriate. This review is completed by our engineers familiar with the plant sites and requires management's assessment of economic utility. In connection with our project to convert our Corunna cracker to utilize up to 100% natural gas liquids feedstock, the estimated useful lives of our manufacturing facilities in Ontario, Canada was increased to 15 years as of January 1, 2014. The change in useful lives of these assets did not have a material impact on depreciation expense for the three months ended March 31, 2014.
4.    Segmented information
The following tables provide information for each reportable operating segment.

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Revenue
Joffre Olefins	$516	$473
Corunna Olefins	559	563
Polyethylene	655	582
Performance Styrenics	69	77
Eliminations	(420)	(444)
	$1,379	$1,251

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Operating profit (loss)
Joffre Olefins	$144	$183
Corunna Olefins	83	116
Polyethylene	151	61
Performance Styrenics	3	—
Corporate	(36)	(46)
Eliminations	(1)	(24)
Operating profit	344	290
Finance costs, net	(13)	(44)
Other losses, net	(2)	(5)
Profit before income taxes	$329	$241

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Depreciation and amortization
Joffre Olefins	$41	$38
Corunna Olefins	11	12
Polyethylene	23	23
Corporate	1	3
	$76	$76

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Capital Spending
Joffre Olefins	$15	$14
Corunna Olefins	18	33
Polyethylene	44	29
Performance Styrenics	—	1
	$77	$77

(unaudited, millions of U.S. dollars)	March 31 2014	December 31 2013
Assets
Joffre Olefins	$2,336	$2,326
Corunna Olefins	926	857
Polyethylene	1,938	1,891
Performance Styrenics	99	83
Corporate	1,099	1,058
Eliminations	(6)	(10)
	$6,392	$6,205
5.    Finance costs

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Interest on long-term debt (1)	$(15)	$(42)
Interest on securitizations and other	(3)	(4)
Accretion of decommissioning provisions	(1)	(1)
Finance costs	(19)	(47)
Capitalized borrowing costs	6	3
Finance costs, net	$(13)	$(44)

(1)	Includes write-offs of unamortized discounts for the three months ended March 31, 2013.

6.    Income taxes

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Profit before income taxes	$329	$241
Statutory income tax rate	25.0%	25.0%
Computed income tax expense	(82)	(60)
(Increase) decrease in taxes resulting from:
Higher effective foreign tax rates	(2)	(1)
Unrecognized loss carryforwards	—	4
Other	—	1
Income tax expense	$(84)	$(56)
The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended
(unaudited, millions of U.S. dollars)	March 31 2014	March 31 2013
Income tax (expense) benefit
Current income tax expense	$(79)	$(78)
Deferred income tax (expense) benefit	(5)	22
Income tax expense	(84)	(56)
Income tax benefit (expense) recognized in other comprehensive income	6	(14)
Total income taxes	$(78)	$(70)
7.    Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2013	$45	$4,219	$16	$20	$10	$9	$469	$4,788
Additions	—	4	1	—	—	—	75	80
Disposals	—	(4)	—	—	—	—	—	(4)
Transfers	—	67	—	—	—	1	(68)	—
At March 31, 2014	$45	$4,286	$17	$20	$10	$10	$476	$4,864
Depreciation and impairments
At December 31, 2013	$—	$1,054	$8	$15	$3	$2	$8	$1,090
Depreciation	—	65	1	1	—	—	—	67
Disposals	—	(2)	—	—	—	—	—	(2)
Transfers	—	2	—	—	—	—	(2)	—
At March 31, 2014	$—	$1,119	$9	$16	$3	$2	$6	$1,155
Net book value
At March 31, 2014	$45	$3,167	$8	$4	$7	$8	$470	$3,709
At December 31, 2013	$45	$3,165	$8	$5	$7	$7	$461	$3,698
Capitalized borrowing costs
The amount of borrowing costs capitalized during the three months ended March 31, 2014 was $6 million. A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization for the three months ended March 31, 2014.

The amount of borrowing costs capitalized during the three months ended March 31, 2013 was $3 million. A weighted average borrowing rate of approximately 8% was used to determine the amount of costs eligible for capitalization for the three months ended March 31, 2013.
Capital commitments
See Note 10 for capital commitments.
8.    Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		March 31 2014	December 31 2013
Revolving credit facilities	2015 - 2017	(1)	$—	$—
Unsecured debentures and notes:
$350	2019	(2)	344	343
$500	2023	(2)	494	493
			$838	$836
Accounts receivable securitization programs	2015-2017		—	—
Other debt	2019-2020		23	26
Total			$861	$862
Less long-term debt due within one year			(2)	(2)
Long-term debt			$859	$860

(1)	As of March 31, 2014, two facilities totaling $525 million: $425 million due December 17, 2017 and $100 million due September 20, 2015.

(2)	Callable at the option of the Company at any time.
Accounts receivable securitization programs
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At March 31, 2014 and December 31, 2013, there were no outstanding balances under the programs. At March 31, 2014 and December 31, 2013, the maximum funding availability of the programs was $225 million.
In January 2014, we amended our U.S. accounts receivable securitization program to extend the term three years to January 30, 2017.
Revolving credit facilities
We have two revolving credit facilities totaling $525 million as of March 31, 2014 and December 31, 2013. As of March 31, 2014 and December 31, 2013, we had utilized $17 million and $19 million, respectively, of our revolving credit facilities.
Financial covenants
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at March 31, 2014.
Standby letter of credit facility
As of March 31, 2014 and December 31, 2013, we had $79 million outstanding on our standby letter of credit facility.
9.    Provisions

(unaudited, millions of U.S. dollars)	Decommissioning	Environmental	Legal	Total
At December 31, 2013	$104	$6	$31	$141
Interest expense	1	—	—	1
Utilized	—	(1)	—	(1)
Foreign exchange	(3)	—	—	(3)
At March 31, 2014	$102	$5	$31	$138

Classified as:	March 31 2014	December 31 2013
Current	$31	$31
Non-current	107	110
	$138	$141

Decommissioning
Our decommissioning provisions are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The estimated cash flows are expected to be incurred on closure of active plants in 2 to 16 years based on the remaining useful lives of the active plants. In arriving at the estimated decommissioning provision, a risk-free rate was used to discount the estimated future cash flows. The estimated decommissioning provision will increase, or accrete, each year over the remaining lives of active plants.
Environmental
Our environmental provisions relate to environmental liabilities and restoration costs associated with inactive sites. Cash outflows relating to these liabilities are expected to occur within one to three years.
Legal
We are involved in litigation from time-to-time in the ordinary course of business. See Note 10.
10.    Commitments and contingencies
Legal claims and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Provisions and contingent liabilities related to legal claims are recorded in accordance with the policies that were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2013.
Legal claims often involve highly complex issues, actual damages, and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimate of damages are often difficult to determine. For contingent liabilities, we have disclosed the claims below, but have not recorded a provision of the potential outcome of these claims and we are unable to make an estimate of the expected financial effect that will result from ultimate resolution of the proceedings.
We have recorded a provision for claims which we are able to make an estimate of the expected loss or range of possible loss, but believe that the publication of this information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, for these claims, we have disclosed information with respect to the nature of the contingency, but not an estimate of the range of potential loss or any provision accrued.
We believe that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these claims, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period. We consider it unlikely that any such judgments could have a material adverse effect on our liquidity or financial position.
In 2005, The Dow Chemical Company ("Dow Chemical") filed suit against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In 2010, a jury trial took place and a judgment of infringement against NOVA Chemicals was entered on June 18, 2010. Dow Chemical was awarded certain amounts for damages and pre-judgment interest. In 2012, after unsuccessful appeals, NOVA Chemicals paid Dow Chemical approximately $77 million. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of certain grades of NOVA Chemicals’ SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. The court issued a decision in March 2014. Approximately $30 million was awarded to Dow Chemical for supplemental damages. In April 2014, we filed a Notice of Appeal with the court and we will be required to post at least $30 million as security for the appeal.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue commenced in September 2013 and concluded in November 2013. A decision is expected in 2014. If necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million. A trial is currently scheduled to commence in September 2014.
Capital commitments
At March 31, 2014, we had capital commitments of $547 million, of which $480 million relates to NOVA 2020 growth projects, including $424 million and $23 million for the PE1 Expansion Project and Corunna Revamp Project, respectively. The remaining $67 million relates primarily to various sustaining capital projects.
Other commitments and contingencies
In March 2014, we settled our insurance claim resulting from the unplanned outage at our Mooretown low-density polyethylene facility during 2012 for $55 million. In 2013, we received $15 million as an interim payment. The remaining balance of $40 million was accrued in March 2014.

In March 2014, we exercised our option to purchase, at a later date, two pipelines in Alberta, Canada, the Ethylene Delivery System and the Joffre Feedstock Pipeline, from AltaGas Extraction and Transmission LP.
11.    Subsequent events
Shareholder distribution
In April 2014, we paid a $250 million distribution to our shareholder for the 2013 financial year which was approved by our Board of Directors during the first quarter of 2014 and is included in other current liabilities on our consolidated statement of financial position as of March 31, 2014. The distribution occurred by a reduction of our stated capital account maintained for our common shares.
Other commitments
In April 2014, we entered into an Agreement of Purchase and Sale to purchase NOVA Research & Technology Centre (NRTC) and NOVA Chemicals Technical Centre (NCTC) from the current owner of the buildings. We expect to complete the transaction in the second quarter of 2014.
In April 2014, NOVA Chemicals and Veresen Inc. entered into an agreement to explore the joint development and ownership of a greenfield salt cavern storage facility near Burstall, Saskatchewan. The facility would initially be designed for ethane storage in support of our Joffre operations and would be connected via pipeline to the existing Alberta Ethane Gathering System (owned by Veresen Inc.) which currently supplies the majority of feedstock to the Joffre complex.

Forward-Looking Statements
This earnings report contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this earnings report include, among others, statements regarding: the timing of ethane supply from the Williston Basin, our Western Canadian ethane supply portfolio and our ability to run our Joffre derivative plants at nameplate capacity; our agreement with Veresen Inc. to explore the development of a greenfield salt cavern; the timing of the completion of our transition to usage of up to 100% natural gas liquids at our Corunna cracker and its impact on the segment's co-product production and sales and revenue and profitability; our beliefs regarding the receipt of insurance proceeds related to our claim regarding the unplanned outage of our Mooretown low density polyethylene facility during 2012; our beliefs about the expected completion of the acquisition of NRTC and NCTC; and our beliefs regarding our litigation with Dow Chemical. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.
Trademark Information
is a registered trademark of NOVA Brands Ltd.; authorized use.
SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

INVESTOR INFORMATION
Contact Information
Phone:(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5L5

For investors and media inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: (412) 490-4952
E-mail: Pace.Markowitz@novachem.com

NOVA Chemicals files additional information with the U.S. Securities and Exchange Commission, which can be accessed via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com. Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to International Petroleum Investment Company for no consideration.